SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) has entered into a supplemental agreement amending the prime contract signed on December 27, 2009 in relation to the nuclear power plant construction in the United Arab Emirates (the “Project”). The supplemental agreement was entered primarily due to additional work scope and target substantial completion date relating to the Project.

KEPCO previously filed Form 6-K in relation to the Project on December 29, 2009 (the “Original Form 6-K”). For further details of the Project, please refer to the Original Form 6-K.

The major amendments to the prime contract relating to the Project are as follows:

	Prior to the amendment	After the amendment
Contract counterparty*:	Emirate Nuclear Energy Corporation	Barakah One Company
Contract Amount:	$18.6 billion (as of August 2009)	$19.1 billion (as of November 2017)
Contract Term:	December 27, 2009 to May 1, 2020	December 27, 2009 to December 31, 2020
Target Completion Dates:	Unit 1: May 2017 Unit 2: May 2018 Unit 3: May 2019 Unit 4: May 2020	Unit 1: December 2018 Unit 2: August 2019 Unit 3: April 2020 Unit 4: December 2020

*	The amendment is in relation to the Form 6-K filed on October 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: March 27, 2018